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NITED STATES
D EXCHANGE COMMISSION
...ington, D.C. 20549

SEC FILE NUMBER
8- 50426

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FEB 25 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kurt Salmon Associates Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Peachtree Street, Suite 900
(No. and Street)

Atlanta,	Georgia	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Beckemeyer (404) 898-7868
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name — *if individual, state last, first, middle name*)

1355 Peachtree Street, Suite 200, Atlanta, GA 30309
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William H. Beckemeyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kurt Salmon Associates Capital Advisors, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Secretary/Treasurer
Title

Notary Public
Notary Public, Henry County, Georgia
My Commission Expires March 9, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KURT SALMON ASSOCIATES
CAPITAL ADVISORS, INC.

FORM X-17A-5, PART III
December 31, 2001

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly owned Subsidiary of Kurt Salmon Associates, Inc.)

FINANCIAL STATEMENTS
December 31, 2001

CONTENTS

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS:

Balance Sheet

Statement of Income and Retained Earnings

Statement of Cash Flows

Notes to Financial Statements



WINDHAM BRANNON, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Kurt Salmon Associates Capital Advisors, Inc.

We have audited the accompanying balance sheet of **Kurt Salmon Associates Capital Advisors, Inc.** (a wholly owned subsidiary of Kurt Salmon Associates, Inc.) as of December 31, 2001 and the related statements of income and retained earnings and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kurt Salmon Associates Capital Advisors, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Windham Brannon, P.C.

Certified Public Accountants

January 31, 2002

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404/898-2000, Fax 404/898-2010, E-Mail windhambrannon@windhambrannon.com
Member of TAG International with offices in principal cities worldwide

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly owned Subsidiary of Kurt Salmon Associates, Inc.)

BALANCE SHEET
December 31, 2001

ASSETS

Cash in bank	$ 16,000
Investments	33,100
Due from Parent	43,520
Total Assets	$ 92,620

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$ -
Common stock, 1,000 shares authorized, no par value, 160 shares issued and outstanding	16,000
Retained earnings	76,620
Total Stockholder's Equity	92,620
Total Liabilities and Stockholder's Equity	$ 92,620

The accompanying notes are an integral part of these financial statements.

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly owned Subsidiary of Kurt Salmon Associates, Inc.)

STATEMENT OF INCOME AND RETAINED EARNINGS
For The Year Ended December 31, 2001

REVENUES:	
Advisory fees	$ 2,223,016
Miscellaneous revenue	152
EXPENSES:	
Services provided by Parent	2,178,405
NET INCOME	44,763
RETAINED EARNINGS:	
Beginning of year	151,047
Dividends	(119,190)
End of year	$ 76,620

The accompanying notes are an integral part of these financial statements.

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly owned Subsidiary of Kurt Salmon Associates, Inc.)

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 44,763
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in due from Parent	74,427
Net cash provided by operating activities	119,190
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividend paid to Parent	119,190
Cash used in financing activities	119,190
NET INCREASE IN CASH	-
CASH IN BANK, BEGINNING OF YEAR	16,000
CASH IN BANK, END OF YEAR	$ 16,000

The accompanying notes are an integral part of these financial statements.

KURT SALMON ASSOCIATES CAPITAL ADVISORS, INC.
(A wholly owned Subsidiary of Kurt Salmon Associates, Inc.)

NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2001

1. DESCRIPTION OF BUSINESS

Kurt Salmon Associates Capital Advisors, Inc. (the "Company") was formed in 1997 as a wholly owned subsidiary of Kurt Salmon Associates, Inc. (the "Parent"), an international management consulting firm specializing in the retailing, consumer products and healthcare industries. The Company was formed for the purpose of providing merger and acquisition, financial and capital advisory services to the clients and industries served by the Parent. The Company's registration as a broker-dealer became effective in 1997.

2. RELATED PARTY TRANSACTIONS

The Company has an arrangement with the Parent whereby the Parent will fund all administrative costs of the Company. The Company is not required to reimburse such expenditures. Amounts paid by the Parent in accordance with this arrangement were approximately $35,000 in 2001.

All fees earned by the Company arise from contracts obtained through the Parent. Contract services are provided by the Parent or its subsidiaries at rates established through intercompany arrangements. Advisory fees are recognized as revenue when contract services are completed and fees are earned.

The Company is included in the consolidated income tax return of the Parent. Under the arrangement with Parent, all income taxes of the Company are the expense or benefit of Parent.

3. INVESTMENTS

In 2000, the Company acquired common stock and warrants of NASDAQ Stock Market, Inc. The securities are not readily marketable and are carried at cost.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The minimum net capital requirement for the Company is $5,000. As of December 31, 2001, the Company had net capital of $16,000, which was $11,000 in excess of its required net capital of $5,000.